Via Facsimile and U.S. Mail
Mail Stop 6010

July 5, 2007

Thomas R. Watjen
President and Chief Executive Officer
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

Re: Unum Group
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-11294

Dear Mr. Watjen:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 28

2006 Significant Transactions and Events, page 32

Revised Claim Reassessment Reserve Estimate, page 32

1.   It appears the Multistate Market Conduct Examination settlement agreement was completed in the fourth quarter of FY 2004 and the California DOI settlement agreement was completed in third quarter of FY 2005. We have the following

comments regarding your Claims "reassessment process" and accounting for the related claims:

a) Since the "reassessment process" began in January 2005, explain why it took until the third quarter of FY 2006 to complete 55% of the "ultimate number of decisions" that was required to achieve a "more statistically credible" reserve estimate.

b) Tell us why only 20% of the "ultimate number of decisions" had been reassessed by the first quarter of FY 2006 (15 months) and the remaining 35% were reassessed during the four month period April through September 2006.

c) You state that "The characteristics, profile, and cost of those initial 20 percent of claims were more statistically credible than the information on which we based the initial charges in 2004 and 2005." Tell us what "information" you used to base the "initial charges" on and why you felt they were appropriate at that time.

d) Explain why the "overturn rate" climbed to 50%, in the period April through September 2006, from the 23% experienced through March 2006.

e) Describe the meaning of and criteria for "decisions being overturned."

f) Describe the nature of the factors that caused "decisions being overturned" and why you are treating the results of the "reassessment process" as a change in estimate.

Liquidity and Capital Resources, page 87

Commitments, page 91

2. Please provide us in disclosure-type format a revised contractual obligations table that includes your pension and other benefit plan obligations as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

3. Please provide us in disclosure-type format a revised contractual obligations table that presents your Policyholder Liabilities on a "gross" basis instead of net of reinsurance ceded. Disclosure of the reinsurance recoverable may be made in the notes to the table, in a separate table or otherwise to inform investors of the amount of expected cash inflows.

Financial Statements – December 31, 2006

Note 1 – Significant Accounting Policies, page 106

Mortgage Loans, page 106

4.   Please provide us in disclosure type format your accounting policy for prepayments.

Note 7 – Liability for Unpaid Claims and Claim Adjustment Expenses, page 127

5.   Please provide us in disclosure type format a discussion of the factors that resulted in the significant increase in "Prior Years – Incurred" for each of the periods presented. Include the new information identified and how it impacted the estimate and why it was appropriately recorded in the period.

Note 12 – Stock Based Compensation, page 140

6.   Please provide us in disclosure type format a revised discussion of your stock based awards that includes the intrinsic value information required by paragraphs A240(c)(2) and (d) of SFAS 123R or demonstrate to us where you included this information in your current disclosure.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant